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09055003

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 46447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 TOMAHAWK CREEK PARKWAY, SUITE 240
(No. and Street)

LEAWOOD	KANSAS	66211-2670
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR C. PETERSON 913-648-1881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUY E. MARTIN CPA, P.C.
(Name – *if individual, state last, first, middle name*)

6600 WEST 95TH STREET, SUITE 101, OVERLAND PARK, KANSAS 66212
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 16 2009
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ARTHUR C. PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSIST INVESTMENT MANAGEMENT COMPANY, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PATRICIA A. PETERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 9/8/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2008

GUY E. MARTIN
CERTIFIED PUBLIC ACCOUNTANT, P.C.
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
6600 WEST 95TH STREET, SUITE 101
OVERLAND PARK, KANSAS 66212

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

TABLE OF CONTENTS

Guy E. Martin

Certified Public Accountant, P.C.
Member American Institute of Certified Public Accountants

6600 W. 95th Street, Suite 101
Overland Park, Kansas 66212
Telephone: (913) 341-2206
Fax: (913) 341-2354

INDEPENDENT AUDITOR'S REPORT

Arthur C. Peterson
Assist Investment Management Company, Inc.
Leawood, Kansas 66211

I have audited the accompanying balance sheet of Assist Investment Management Company, Inc. as of September 30, 2008, and the related statements of income, changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assist Investment Management Company, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Guy E. Martin
Certified Public Accountant

December 30, 2008

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
BALANCE SHEET
As of September 30, 2008

ASSETS

Current Assets		
Cash on hand and in banks	$	301,302
Cash deposit with clearing organization (Note 2)		10,704
Commissions receivable		15,174
Prepaid expenses		7,311
Total Current Assets		334,491
Other Assets		
Security deposits		2,459
Total Other Assets		2,459
Total Assets	$	336,950

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions and accounts payable	$	72,024
Income taxes payable	$	(894)
Payroll taxes payable		3,900
Total Current Assets		75,030
Stockholders' Equity		
Common Stock authorized 100,000 shares of Class A, no par value; issued 92,197 shares of Class A at September 30, 2008		364,825
Retained Earnings		(46,843)
		317,982
Less Treasury Stock		(56,062)
Total Stockholders' Equity		261,920
Total Liabilities and Stockholders' Equity	$	336,950

The accompanying notes are in integral part of these financial statements

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF INCOME
For The Year Ended September 30, 2008

Revenues	
Commission income	$ 1,546,619
Other income	45,695
	1,592,314
Expenses	
Commission expense	1,121,932
Salaries	209,285
Payroll taxes	20,930
Employee benefits	16,140
Rent	39,242
Telephone	16,485
Travel and entertainment	5,507
Processing and ticket charges	72,971
Professional fees	11,852
Printing and office	13,568
Licenses and permits	18,580
Insurance	7,878
Utilities	769
Depreciation	4,310
Total Operating Expenses	1,559,449
Income from Operations	32,865
Other Income (Expense)	
Interest and dividends	7,306
Total Other Income	7,306
Net Income Before Income Taxes	40,171
Provision for Income Taxes	8,089
Net Income	$ 32,082

The accompanying notes are an integral part of these financial statements

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended September 30, 2008

	Common Stock	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at October 1, 2007	$ 364,825	(56,062)	(78,925)	229,838
Treasury Stock Purchases	-	-	-	-
Capital Contributions	-	-	-	-
Net Income	-	-	32,082	32,082
Balance at September 30, 2008	$ 364,825	$ (56,062)	$ (46,843)	$ 261,920

The accompanying notes are an integral part of these financial statements

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2008

Cash flows from operating activities:	
Net income <loss>	$ 32,082
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,310
Decrease (Increase) in accounts receivable	(14,741)
Decrease (Increase) in prepaid expenses	2,094
(Decrease) Increase in accrued expenses	(1,981)
(Decrease) Increase in commissions and accounts payable	10,594
Total Adjustments	276
Net Cash Provided (Used) by Operating Activities	32,358
Cash flows from investing activities:	
Acquisition of office equipment	(4,310)
Net Cash Provided (Used) by Investing Acitivities	(4,310)
Net Increase (Decrease) in Cash	28,048
Cash at Beginning of Year	273,254
Cash at End of Year	$ 301,302

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Assist Investment Management Company, Inc. (AIMC) is a registered broker-dealer having all customer transactions cleared through another broker-dealer on a fully disclosed basis. AIMC is registered with the NASD, SEC, SIPC, and several states primarily in the Midwest.

Securities Transactions

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

Prepaid Expenses

The cost of registration and regulator fees are allocated and expensed ratably over the period to which those fees apply.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets liabilities, and the reported revenues and expenses.

Commissions Receivable

Management considers all receivables to be fully collectible; accordingly no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made.

Depreciation

Office equipment is recorded at cost and depreciated using accelerated methods. Repairs and maintenance charges, which do not increase the useful lifes of the assets, are charged to income as incurred.

Income Taxes

No deferred income tax benefits have been recognized in the year ended September, 30, 2008.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, cont'd

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - CASH ON DEPOSIT WITH CLEARING BROKER

Cash balances of $10,704 on deposit with its clearing broker are maintained as collateral for customers' open security transactions.

NOTE C - LEASES

The Company conducts operations in Kansas and Nebraska. The Leawood, Kansas lease is from September 1, 2007 to October 31, 2012. The Omaha, Nebraska lease is from May 1, 2008 to April 30, 2013. Rent expense for the year ended September 30, 2008 was $39,242 and the annual minimum future rental payments are as follows:

Year ended September 30		Amount
2009	$	31,800
2010		31,800
2011		31,800
2012		31,800
2013		6,994
	$	134,194

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2008, AIMC had net capital of $248,283, which was $243,281 in excess of its required minimum dollar net capital of $5,002. The Company's percentage of aggregate indebtedness to net capital was .30 to 1. The amount of aggregate indebtedness at September 30, 2008 was $75,030.

NOTE E - RELATED PARTY TRANSACTIONS

Amounts due from or due to related parties at September 30, 2008 were as follows:

		2008
Accounts Payable	$	71
	$	71

NOTE F - EMPLOYEE BENEFIT PLANS

The Company has an employee welfare plan providing health insurance for the participants. Premiums paid under the plan were $7,341 for the year ended September 30, 2008. The Company adopted a Simple IRA plan effective January 1, 2000. The Company's contribution for the year ended September, 30, 2008 was $8,799.

SUPPLEMENTARY INFORMATION

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For The Year Ended September 30, 2008

SCHEDULE I

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 261,920
Total capital		
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	7,311	
Other assets	2,459	(9,770)
Net capital before haircuts on security positions		252,150
Haircuts on securities		(3,867)
TOTAL NET CAPITAL		$ 248,283
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 72,024
Taxes payable		3,006
		$ 75,030
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		$ 5,002
Excess net capital at 1,000%		240,780
Ratio: Aggregate indebtedness to net capital		.30 to 1
Minimum dollar net capital required		5,002
Excess net capital		$ 243,281

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of September, 2008.

Guy E. Martin

Certified Public Accountant, P.C.

Member American Institute of Certified Public Accountants

6600 W. 95th Street, Suite 101
Overland Park, Kansas 66212
Telephone: (913) 341-2206
Fax: (913) 341-2354

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRE BY SEC RULE 17a-5

Arthur C. Peterson
Assist Investment Management Company, Inc.
Leawood, Kansas 66211

In planning and performing my audit of the financial statements of Assist Investment Management Company, inc. for the year ended September 30, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Assist Investment Management Company, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are rquired to asses the expected benefits and related costs of internal controls structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two fo the objectives of an internal controll structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended soley for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Guy E. Martin, CPA
December 30, 2008

END